UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: August 30, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: August 30, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor. The Circular (as  defined below) was not approved or disapproved by any securities regulatory authority nor did any securities regulatory authority pass upon the fairness or merits of the Offer (as defined below) or upon the adequacy of the information contained in this document. Any representation to the contrary is  unlawful.

August 30, 2007
[GRAPHIC]

NOTICE OF COMPULSORY ACQUISITION

Pursuant to Section 206 of the

Canada Business Corporations Act

in connection with the

OFFER TO PURCHASE

all of the outstanding common shares of

AUR RESOURCES INC.

on the basis of, at the election of each holder,

(a)	Cdn.$41.00 in cash, or
(b)	0.8749 of a Class B subordinate voting share of Teck and Cdn.$0.0001 in cash, for each common share of Aur subject, in each case, to pro ration as set out in the Offer (as defined below).

TO:	ALL OF THE HOLDERS OF COMMON SHARES OF AUR RESOURCES INC. WHO DID NOT ACCEPT THE OFFER
AND TO:	SUBSEQUENT HOLDERS OF SUCH COMMON SHARES
AND TO:	THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT

Teck Cominco Limited ("Teck" or the "Offeror") made an offer (the "Offer") pursuant to an offer and circular dated July 17, 2007 (the "Circular"), to purchase all outstanding common shares ("Aur Shares") of Aur Resources Inc. ("Aur"), which included Aur Shares that may become issued and outstanding after the date of the Circular, but before the expiry time of the Offer upon the exercise of options to purchase Aur Shares. The Offer expired at midnight (Vancouver time) on August 21, 2007.

Capitalized terms used but not otherwise defined in this Notice of Compulsory Acquisition ("Notice") have the respective meanings ascribed thereto in the Circular, which is available in Aur's filings at www.sedar.com.

Shareholders of Aur holding more than 90% of the issued and outstanding Aur Shares (calculated on a fully diluted basis) accepted the Offer. The Offeror has taken up and paid for all Aur Shares validly deposited under the Offer. The Offeror now owns approximately 93.2% of the Aur Shares (calculated on a fully diluted  basis).

Compulsory Acquisition

The Offeror is hereby exercising its right under section 206 of the Canada Business Corporations Act (the "CBCA") to acquire Aur Shares not acquired by it under the Offer on the terms on which the Offeror acquired the Aur Shares of offerees who accepted the Offer. Pursuant to paragraph 206(3)(c) of the CBCA, those holders of Aur Shares who have not accepted the Offer, including subsequent holders of such Aur Shares who have acquired Aur Shares from such first mentioned holders ("Dissenting Offerees") are required to elect:

(a)	to transfer their Aur Shares to the Offeror (a "Transfer Election") for a purchase price of:
(i)	Cdn.$41.00 in cash (the "Cash Alternative"), or
(ii)	0.8749 of a Class B subordinate voting share of Teck ("Teck Subordinate Voting Share") and Cdn.$0.0001 in cash (the "Share Alternative"),

subject in each case to pro ration as described in the Offer on the basis of an aggregate maximum amount of cash to be paid to Dissenting Offerees of Cdn.$210,707,350 and an aggregate maximum number of Teck Subordinate Voting Shares available for issuance to Dissenting Offerees of 1,493,902, which will ensure that the total aggregate consideration paid pursuant to the Offer and this Compulsory Acquisition does not exceed the maximum aggregate amounts of cash and Teck Subordinate Voting Shares available under the Offer; or

(b)	to demand payment of the fair value of their Aur Shares in accordance with Part XVII of the CBCA by notifying the Offeror within 20 days after receipt of this Notice.

A Dissenting Offeree who does not notify the Offeror of his or her election in accordance with clause  (b) above within 20  days of the date of receipt of this Notice (subparagraph  206(3)(c)(ii) of the CBCA) is deemed to have elected to transfer his or her Aur Shares to the Offeror on the basis of the Transfer Election and otherwise on the terms on which the Offeror acquired the Aur Shares from offerees who accepted the  Offer.

Regardless of the Dissenting Offeree's election, a Dissenting Offeree is required by the CBCA to send the certificates representing such Dissenting Offeree's Aur Shares to CIBC  Mellon Trust Company (the  "Agent"), as agent for Aur, within 20  days after the date of receipt of this Notice. Regardless of whether such share certificates are submitted as required, they will be cancelled pursuant to the  CBCA.

The Offeror is required under the CBCA to pay to Aur within 20 days after sending this Notice, the consideration which is required to be paid to acquire the Aur Shares held by Dissenting Offerees if such Dissenting Offerees had elected to accept the Offer.

How to Respond to this Notice

Enclosed with this Notice is a letter of transmittal and election form, printed on yellow paper (the "Letter of Transmittal"), which, if completed and returned to the Agent at one of the addresses set forth on the last page of this Notice, in the enclosed envelope, so as to be received within 20 days after receipt of this Notice, will constitute notice to the Offeror of your election.

If you elect to transfer the Aur Shares held by you to the Offeror by making a Transfer Election, you should deliver within 20 days from the receipt of this Notice to the Agent at one of the addresses of the Agent set out on the last page of this Notice:

(i)	the enclosed Letter of Transmittal (duly completed to indicate your election to transfer the Aur Shares held by you); and
(ii)	the certificate(s) representing the Aur Shares held by you.

Following receipt of the foregoing, payment for your Aur Shares will be made to you in accordance with the terms of this Notice and the Letter of Transmittal.

If you do not notify the Offeror of your election by delivering a duly completed Letter of Transmittal within 20  days after receipt of this Notice, you will be deemed to have elected to transfer your Aur Shares to the Offeror on the basis of the Cash Alternative.

If you elect to demand payment of fair value of your Aur Shares under clause (b) above under the heading "Compulsory Acquisition", you must notify the Offeror in writing within 20 days from the date of receipt of this Notice. During the same period, you must also send the share certificates representing your Aur Shares to the Agent at one of the addresses of the Agent set out on the last page of this Notice. You should NOT deliver a Letter of Transmittal in such circumstances.

An election to demand payment of fair value for your Aur  Shares involves an application to a court of competent jurisdiction. If you wish to elect to demand payment of fair value of your Aur Shares, you should consult with a lawyer or other professional adviser as the provisions of Section  206 of the CBCA are technical and complex and failure to comply strictly with the provisions thereof may prejudice your  rights.

The method of delivery of the Letter of Transmittal and your share certificate(s) representing your Aur Shares to the Agent is at your option and risk. It is recommended that delivery be made by hand to the Agent and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is also recommended that any such mailing be made sufficiently in advance to permit delivery to the Agent so as to be received within 20 days from the date of receipt of this Notice. Delivery will only be effective upon actual receipt by the Agent. An envelope has been enclosed for your convenience.

If a share certificate has been lost, destroyed, mutilated or mislaid, you should contact the Agent for information on how to obtain replacement share certificates. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Agent may contact you.

The Offeror will be depositing with the Agent, as agent for Aur, in trust for you in accordance with subsection 206(6) of the CBCA, that consideration which is required to acquire your Aur Shares on the same terms as those on which the Offeror acquired the Aur Shares of the offerees who accepted the Offer.

The foregoing is only a brief description of certain aspects of the right of Compulsory Acquisition and is qualified in its entirety by the provisions of Section  206 of the CBCA. The description is not intended to be complete. Section  206 of the CBCA is complex and requires strict adherence to notice and timing provisions, failing which your rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the CBCA should consult with their legal advisors. The text of Sections  206 and  206.1 of the CBCA are reproduced in Appendix  A, which accompanies this  Notice.

Questions and requests for assistance may be directed to the Agent at one of the addresses and telephone numbers set out on the last page of this Notice.

We welcome you as a shareholder of Teck Cominco Limited.

Yours very truly,

TECK COMINCO LIMITED

/s/ Donald R. Lindsay

Donald R. Lindsay

President and Chief Executive Officer

APPENDIX A

Extract from the Canada Business Corporations Act

Sections  206 and  206.1 of Part  XVII  — "Compulsory and  Compelled Acquisitions"

Definitions  — s. 206(1)

The definitions in this subsection apply in this Part.

"dissenting offeree" means, where a take-over bid is made for all the shares of a class of shares, a holder of a share of that class who does not accept the take-over bid and includes a subsequent holder of that share who acquires it from the first mentioned holder.

"offer" includes an invitation to make an offer.

"offeree" means a person to whom a take-over bid is made.

"offeree corporation" means a distributing corporation whose shares are the object of a take-over bid.

"offeror" means a person, other than an agent, who makes a take-over bid, and includes two or more persons who, directly or indirectly,

(a)	make take-over bids jointly or in concert; or
(b)	intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made.

"share" means a share, with or without voting rights, and includes

(a)	a security currently convertible into such a share; and
(b)	currently exercisable options and rights to acquire such a share or such a convertible security.

"take-over bid" means an offer made by an offeror to shareholders of a distributing corporation at approximately the same time to acquire all of the shares of a class of issued shares, and includes an offer made by a distributing corporation to repurchase all of the shares of a class of its shares.

Right to acquire  — s. 206(2)

If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the shares of any class of shares to which the take-over bid relates, other than shares held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this section, to acquire the shares held by the dissenting offerees.

Notice  — s. 206(3)

An offeror may acquire shares held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror's notice to each dissenting offeree and to the Director stating that

(a)	the offerees holding not less than ninety per cent of the shares to which the bid relates accepted the take-over bid;
(b)	the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid;
(c)	a dissenting offeree is required to elect
(i)	to transfer their shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or
(ii)	to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within twenty days after receiving the offeror's notice;
(d)

a dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid; and

(e)	a dissenting offeree must send their shares to which the take-over bid relates to the offeree corporation within twenty days after receiving the offeror's notice.

Notice of adverse claim  — s. 206(4)

Concurrently with sending the offeror's notice under subsection (3), the offeror shall send to the offeree corporation a notice of adverse claim in accordance with section 78 with respect to each share held by a dissenting offeree.

Share certificate  — s. 206(5)

A dissenting offeree to whom an offeror's notice is sent under subsection (3) shall, within twenty days after receiving the notice,

(a)	send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation; and
(b)	elect
(i)	to transfer the shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or
(ii)	to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within those twenty days.

Deemed election  — s. 206(5.1)

A dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms on which the offeror acquired the shares from the offerees who accepted the take-over bid.

Payment  — s. 206(6)

Within twenty days after the offeror sends an offeror's notice under subsection (3), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i).

Consideration  — s. 206(7)

The offeree corporation is deemed to hold in trust for the dissenting shareholders the money or other consideration it receives under subsection (6), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

When corporation is offeror  — s. 206(7.1)

A corporation that is an offeror making a take-over bid to repurchase all of the shares of a class of its shares is deemed to hold in trust for the dissenting shareholders the money and other consideration that it would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i), and the corporation shall, within twenty days after a notice is sent under subsection (3), deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

Duty of offeree corporation  — s. 206(8)

Within thirty days after the offeror sends a notice under subsection (3), the offeree corporation shall

(a)	if the payment or transfer required by subsection (6) is made, issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees;
(b)

give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (5)(b)(i) and who sends share certificates as required by paragraph (5)(a), the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money; and

(c)

if the payment or transfer required by subsection (6) is made and the money or other consideration is deposited as required by subsection (7) or (7.1), send to each dissenting shareholder who has not sent share certificates as required by paragraph (5)(a) a notice stating that

(i)	the dissenting shareholder's shares have been cancelled,
(ii)

the offeree corporation or some designated person holds in trust for the dissenting shareholder the money or other consideration to which that shareholder is entitled as payment for or in exchange for the shares, and

(iii)	the offeree corporation will, subject to subsections (9) to (18), send that money or other consideration to that shareholder without delay after receiving the shares.

Application to court  — s. 206(9)

If a dissenting offeree has elected to demand payment of the fair value of the shares under subparagraph (5)(b)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (6), apply to a court to fix the fair value of the shares of that dissenting offeree.

Idem  — s. 206(10)

If an offeror fails to apply to a court under subsection (9), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

Status of dissenter if no court application  — s. 206(11)

Where no application is made to a court under subsection (10) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer their shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

Venue  — s. 206(12)

An application under subsection (9) or (10) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting offeree resides if the corporation carries on business in that province.

No security for costs  — s. 206(13)

A dissenting offeree is not required to give security for costs in an application made under subsection (9) or (10).

Parties  — s. 206(14)

On an application under subsection (9) or (10)

(a)	all dissenting offerees referred to in subparagraph (5)(b)(ii) whose shares have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and
(b)	the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court  — s. 206(15)

On an application to a court under subsection (9) or (10), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting offerees.

Appraisers  — s. 206(16)

A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of a dissenting offeree.

Final order  — s. 206(17)

The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for the shares as fixed by the court.

Additional powers  — s. 206(18)

In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may

(a)	fix the amount of money or other consideration that is required to be held in trust under subsection (7) or (7.1);

(b)	order that that money or other consideration be held in trust by a person other than the offeree corporation;
(c)	allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date they send or deliver their share certificates under subsection (5) until the date of payment; and
(d)	order that any money payable to a shareholder who cannot be found be paid to the Receiver General and subsection 227(3) applies in respect thereof.

Obligation to acquire shares  — s. 206.1(1)

If a shareholder holding shares of a distributing corporation does not receive an offeror's notice under subsection 206(3), the shareholder may

(a)	within ninety days after the date of termination of the take-over bid, or
(b)	if the shareholder did not receive an offer pursuant to the take-over bid, within ninety days after the later of
(i)	the date of termination of the take-over bid, and
(ii)	the date on which the shareholder learned of the take-over bid,

require the offeror to acquire those shares.

Conditions  — s. 206.1(2)

If a shareholder requires the offeror to acquire shares under subsection (1), the offeror shall acquire the shares on the same terms under which the offeror acquired or will acquire the shares of the offerees who accepted the take-over bid.

The Agent for the Compulsory Acquisition is:

CIBC  Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500

Toll Free: 1-800-387-0825

E-Mail: inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by Shareholders to the Agent at its respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Compulsory Acquisition.

The Instructions accompanying this Letter of Transmittal and Election Form ("Letter of Transmittal") should be read carefully before this Letter of Transmittal is completed. This Letter of Transmittal is for use in connection with the Compulsory Acquisition (as  defined  below).

LETTER OF TRANSMITTAL AND ELECTION FORM

to accompany certificates for Common Shares of

AUR RESOURCES  INC.

transferred pursuant to the Notice of Compulsory Acquisition dated August  30, 2007 of

TECK COMINCO LIMITED

USE THIS LETTER OF TRANSMITTAL TO TRANSFER A SHARE CERTIFICATE

AND TO MAKE AN ELECTION.

Teck Cominco Limited ("Teck" or the "Offeror") made an offer (the "Offer") to all holders (the "Shareholders") of Aur Resources Inc. ("Aur"), pursuant to an offer and circular dated July 17, 2007 (the "Circular"), to purchase all of the outstanding common shares of Aur (the "Aur Shares"), including any Aur Shares that may become issued and outstanding after the date of the Circular, but before the expiry time of the Offer upon the exercise of options to purchase Aur Shares. The Offer expired at midnight (Vancouver time) on August 21, 2007.

Pursuant to a notice of compulsory acquisition (the "Notice of Compulsory Acquisition") dated August 30, 2007, the Offeror exercised its right under section 206 of the Canada Business Corporations Act to acquire (the "Compulsory Acquisition") all of the Aur Shares not acquired by it under the Offer.

The Offer was made on the basis of, at the election of each holder (a) Cdn.$41.00 in cash (the "Cash Alternative") or (b) 0.8749 of a Class B subordinate voting share of Teck ("Teck Subordinate Voting Share") and Cdn.$0.0001 in cash (the "Share Alternative") for each Aur Share, subject in each case, to pro ration as set forth below. Under the Offer, each Shareholder could elect to receive either the Cash Alternative or the Share Alternative in respect of all of the Aur Shares deposited by such Shareholder to the Offer. The maximum amount of cash available under the Offer was limited to Cdn.$3,089,335,835 and the maximum number of Teck Subordinate Voting Shares available for issuance under the Offer was limited to 21,971,959. As described in the Offer, the consideration payable under the Compulsory Acquisition will be pro rated as necessary to ensure that the total aggregate consideration paid pursuant to the Offer and the Compulsory Acquisition does not exceed the maximum aggregate amounts of cash and Teck Subordinate Voting Shares available under the Offer. In addition, under the Offer, if a Shareholder failed to elect the Share Alternative or did not properly elect either the Cash Alternative, on the one hand, or the Share Alternative, on the other hand, with respect to any Aur Shares owned by the Shareholder, such Shareholder was deemed to have elected the Cash Alternative.

Capitalized terms used but not otherwise defined in this Letter of Transmittal have the respective meanings ascribed thereto in the Circular, which is available in Aur's filings at  www.sedar.com.

This Letter of Transmittal is to be used to facilitate the delivery of Teck Subordinate Voting Shares and/or cash to you in payment of the Aur Shares to be acquired pursuant to the Compulsory Acquisition and to assist you in making an  election.

CIBC  Mellon Trust Company (the  "Agent") (see  back page of this Letter of Transmittal for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Transmittal. Persons whose Aur Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to transfer such Aur Shares pursuant to the Compulsory Acquisition.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE AGENT ON BEHALF OF THE OFFEROR. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN.

SEE INSTRUCTION 6 OF THIS LETTER OF TRANSMITTAL, "U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9".

Please read carefully the Instructions set forth below before completing this Letter of  Transmittal.

TO:	AUR RESOURCES INC.
AND TO:	TECK COMINCO LIMITED
AND TO:	CIBC MELLON TRUST COMPANY at its offices set out herein

The person signing this Letter of Transmittal (the "signatory") delivers to you the enclosed certificate(s) representing Aur Shares. The signatory irrevocably submits these certificates to the Compulsory Acquisition. The following are the details of the enclosed certificate(s):

BOX 1
COMMON SHARES
Common Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Common Shares Represented by Certificate	Number of Common Shares Transferred

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above  form.)

BOX 2 ELECTION OF CONSIDERATION
Pursuant to subsection 206(3) of the Canada Business Corporations Act (the "CBCA "), Shareholders may elect the Cash Alternative OR the Share Alternative.
Shareholders may choose only ONE of the choices below:
☐ The CASH ALTERNATIVE
Shareholders who check this box will receive Cdn.$41.00 in cash for each Aur Share transferred (subject to pro ration).
OR
☐ The SHARE ALTERNATIVE

Shareholders who check this box will receive 0.8749 of a Class B subordinate voting share of Teck Cominco Limited (a "Teck Subordinate Voting Share") and Cdn.$0.0001 in cash for each Aur Share transferred (subject to pro ration).

If an election for the type of consideration to be received is not made or is not properly made, the signatory will be deemed to have elected the Cash Alternative in respect of the Aur Shares transferred to the Offeror.

Fractional Teck Subordinate Voting Shares will not be issued in connection with the Compulsory Acquisition. Where a Shareholder is to receive Teck Subordinate Voting Shares as consideration pursuant to the Compulsory Acquisition and the aggregate number of Teck Subordinate Voting Shares to be issued to such Shareholder would result in a fraction of a Teck Subordinate Voting Share being issuable, the number of Teck Subordinate Voting Shares to be received by such Shareholder will be rounded down and in lieu of a fractional Teck Subordinate Voting Share, the Shareholder will receive a cash payment determined on the basis of an amount equal to the Average Market Price multiplied by the fractional share amount.

BOX 3 TAX DEFERRAL ELECTION FOR CANADIAN SHAREHOLDERS
☐

Check this box if the beneficial owner of the transferred Aur Shares represented by the certificates listed in Box 1, (1) is an "Eligible Holder" (defined below), and (2) would like to make the joint tax election with the Offeror described in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Resident Holders Who Accept the Offer — Exchange of Aur Shares for Cash and Teck Subordinate Voting Shares — Disposition Where an Election is Made under Subsection 85(1) or 85(2) of the Tax Act" in the event that Teck Subordinate Voting Shares are received as partial consideration for such Aur Shares. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter from the Agent.

The joint tax election can only be made by beneficial owners of Aur Shares who are Eligible Holders, and who receive Teck Subordinate Voting Shares as part of the consideration for their Aur Shares. No joint tax election will be made with any other persons.

An "Eligible Holder" means a Shareholder who is (i) resident in Canada for purposes of the Income Tax  Act (Canada) (the "Tax  Act") and who is not exempt from tax under Part I of the Tax Act, or (ii) a partnership if one or more of the partners would be an Eligible Holder.

Eligible Holders should note that because of the pro ration provisions of the Compulsory Acquisition, a Shareholder electing the Cash Alternative may receive Teck Subordinate Voting Shares, and a Shareholder electing the Share Alternative may receive more cash than the Cdn.$0.0001 per Aur Share provided for under the Share Alternative. Eligible Holders should consult their own advisors as to whether they should make this tax election and (if  so) the procedure for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.

☐

Eligible Holders who check the box above and would like to make a similar election for Québec income tax purposes should also check this box to receive a tax instruction letter relating to such Québec tax election from the Agent.

The signatory acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that the Offeror is entitled and bound to acquire the Aur Shares represented by the enclosed certificates (the "Transferred Shares") in accordance with the terms and subject to the conditions of the Compulsory Acquisition. The signatory represents and warrants that: (i) the signatory has full power and authority to sell, assign and transfer all right, title and interest in and to the Transferred Shares and in and to all rights and benefits arising from such Transferred Shares, including, without limitation, any and all dividends, distributions, payments, securities, rights, warrants, assets, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Transferred Shares or any of them on or after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, rights, warrants, assets, property or other interests (collectively, "Distributions"); (ii) the signatory or the person on whose behalf the Transferred Shares are being transferred owns (including, without limitation, within the meaning of Rule 14e-4 under the U.S. Exchange Act) the Transferred Shares that are being transferred; (iii) the Transferred Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Transferred Shares and Distributions, to any other person; (iv) the transfer of the Transferred Shares and Distributions complies with applicable Laws; and (v) the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE COMPULSORY ACQUISITION AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Notice of Compulsory Acquisition and in this Letter of Transmittal, the signatory irrevocably delivers to the Offeror the enclosed Aur Share certificate(s) representing the Transferred Shares and, on and subject to the terms and conditions of the Compulsory Acquisition, sells, assigns and transfers to the Offeror all right, title and interest in and to the Transferred Shares, and in and to all rights and benefits arising from the Transferred Shares including any and all Distributions.

Settlement with each Shareholder who has transferred Aur Shares pursuant to the Compulsory Acquisition will be made by the Agent forwarding a certificate for the Teck Subordinate Voting Shares, if any, to which such Shareholder is entitled pursuant to the Compulsory Acquisition, and a cheque in Canadian dollars in payment of the cash component, if any, of the consideration to which such Shareholder is entitled pursuant to the Compulsory Acquisition and, if applicable, in payment for the cash equivalent of any fractional Teck Subordinate Voting Share determined in accordance with the Compulsory Acquisition, that is payable to such Shareholder. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates, if any, and cheque will be issued in the name of the registered Shareholder of the Aur Shares so transferred. Unless the Person transferring the Aur Shares instructs the Agent to hold the certificate representing the Teck Subordinate Voting Shares, if any, and cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate, if any, and cheque will be forwarded by first class insured mail to such Person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate and cheque will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Aur.

The signatory covenants and agrees to execute, upon request by Teck, all such additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Transferred Shares and Distributions to Teck.

Each authority conferred or agreed to be conferred by the signatory in this Letter of Transmittal is irrevocable and may be exercised during any subsequent legal incapacity of the signatory and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the signatory and all obligations of the signatory in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the signatory.

By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory, Aur, Teck and the Agent shall be deemed to have required that any contract evidenced hereby, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as  appropriate.

BOX A REGISTRATION AND PAYMENT DELIVERY INSTRUCTIONS
SEND CHEQUE/TECK SUBORDINATE VOTING SHARES IN THE NAME OF: (please print or type)

(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX B DELIVERY INSTRUCTIONS
SEND CHEQUE/TECK SUBORDINATE VOTING SHARES (Unless Box "C" is checked) TO: (please print or type)
☐ Same as address in Box A or to:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX C SPECIAL PICK-UP INSTRUCTIONS
☐	HOLD CHEQUE/TECK SUBORDINATE VOTING SHARES FOR PICK-UP AT THE OFFICES OF THE AGENT WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BOX D U.S. SHAREHOLDERS (See Instruction 6)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐	The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐	The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S.  SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S.  SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9  INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth  above.

Signature guaranteed by (if required under Instruction 3):

Dated:
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instructions 2, 3 and 4
Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)
Address of Guarantor (please print or type)	Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative
Tax Identification, Social Insurance or Social Security Number of Shareholder

Additional signatures for joint shareholders (if required):

Dated:
Signature of Shareholder or Authorized Representative — See Instruction 2, 3 and 4
Name of Shareholder or Authorized Representative (please print or type)
Daytime telephone number and facsimile of Shareholder or daytime telephone number and facsimile of Authorized Representative
Tax Identification, Social Insurance or Social Security Number of Shareholder

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S.  SHAREHOLDERS ONLY

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service

Part  1 — Taxpayer Identification Number ("TIN") — For all accounts, enter your TIN on the appropriate line at right. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the W-9 Guidelines included in this form). CERTIFY BY SIGNING AND DATING BELOW. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Note: If the account is in more than one name, see the chart in the enclosed W-9 Guidelines to determine which number to give the payer.

Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Payer's Request for Taxpayer Identification Number and Certification	Part 2 — For payees exempt from backup withholding, please write "Exempt" here (see Instructions), and complete the Substitute Form W-9.

Name
Business Name
Please check appropriate box: ☐ Individual/Sole Proprietor ☐ Corporation ☐ Partnership ☐ Other
Address
City State Zip Code

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

Signature of U.S. Person Date

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A U.S.  $50 PENALTY IMPOSED BY  THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU (WHETHER IN CASH OR IN TECK SUBORDINATE VOTING SHARES) PURSUANT TO THE COMPULSORY ACQUISITION. FOR  ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM  W-9" THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF  TRANSMITTAL.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE

"APPLIED FOR" IN PART 1  OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature: Date:

INSTRUCTIONS

1.	Use of Letter of Transmittal
(a)

This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Aur Shares transferred pursuant to the Compulsory Acquisition, in either case with the signature(s) guaranteed if required in Instruction 3 below, together with accompanying certificates representing the Transferred Shares and all other documents required by the terms of the Compulsory Acquisition and this Letter of Transmittal must be received by the Agent at any of the offices specified on the back cover page within the 20 day period set out in the Notice of Compulsory Acquisition.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Aur Shares is at the option and risk of the transferring Shareholder. If certificates for Aur Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended. Delivery will only be effective upon actual receipt of certificates for such Aur Shares by the Agent.

(c)

Shareholders whose Aur Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to transfer such Aur Shares.

2.	Signatures

This Letter of Transmittal must be filled in, dated and signed by the holder of the Aur Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is (are) owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

Notwithstanding 2(a) above, if this Letter of Transmittal is signed by a person or than the registered owner(s) of the accompanying certificate(s), or any Teck Subordinate Voting Shares and/or a cheque representing payment of any cash payable under the Compulsory Acquisition, are to be issued to a person other than the registered owner(s):

(i)	such transferred certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and
(ii)

the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Transferred Shares, or if payment is to be issued in the name of a person other than the registered owner(s) of the Transferred Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

           An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs areusually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Agent, in its sole discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If any cheque(s) or certificate(s) is (are) to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Delivery Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any cheque(s) or certificate(s) in respect of Teck Subordinate Voting Shares issued in exchange for Aur Shares will be mailed to the transferring Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then they will be mailed to the address of the Shareholder as it appears on the securities register of Aur.

6.	U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Aur Shares must provide the Agent with his correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number. If the Agent is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the "Substitute Form W-9" set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

Certain U.S. Shareholders are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, a U.S. Shareholder exempt from backup withholding must enter its correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the  "W-9  Guidelines") for additional information regarding U.S. Shareholders exempt from backup withholding.

If Aur Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Agent may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Agent, and if the Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Agent.

A U.S.  SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM  W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8  MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION.

7.	Currency of Payment

All cash consideration payable to Shareholders pursuant to the Compulsory Acquisition will be paid in Canadian dollars.

8.	Miscellaneous
(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Aur Shares, additional certificate numbers and number of Transferred Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Transferred Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.
(c)

No alternative, conditional or contingent transfers will be acceptable. All transferring holders of Aur Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Transferred Shares for payment, except as required by applicable law.

(d)

This Letter of Transmittal and any agreement resulting from the acceptance herefrom will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Letter of Transmittal unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any transfer of Aur Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all transfers of Aur Shares determined by it not to be in proper form, or the acceptance for exchange of Teck Subordinate Voting Shares and/or payment of cash in respect of which may, in the opinion of the Offeror's counsel, be unlawful. The Offeror may, in its sole discretion, waive any defect or irregularity in any transfer of Aur Shares. No transfer of Aur Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Agent or any other person will be under any duty to give notification of any defect or irregularity in transfers or incur any liability for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Compulsory Acquisition (including this Letter of Transmittal) will be final and binding on all parties. The Offeror reserves the right to permit the Compulsory Acquisition to be accepted in a manner other than as set forth herein.

(f)	Additional copies of the Notice of Compulsory Acquisition and this Letter of Transmittal may be obtained from the Agent at the addresses listed below.

9.	Lost Certificates

If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Agent. The Agent will forward such letter to Aur's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Agent or Aur's transfer agent may contact you.

10.	Assistance

THE AGENT OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

FOR U.S.  SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer  — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account:		Give the taxpayer identification of:

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee) b. So-called trust that is not a legal or valid trust under state law	The grantor-trustee(1) The actual owner(1)
5.	Sole proprietorship or single owner LLC	The owner(3)
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

___________

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.
(2)	Circle the minor's name and furnish the minor's social security number.
(3)

You must show your individual name, but you may also enter your business or "doing business as" name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

(4)

List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-829-3676.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

(i)

An organization exempt from tax under Section 501(a), any individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2),

(ii)	The United States or any of its agencies or instrumentalities,
(iii)	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,
(iv)	An international organization or any agency or instrumentality thereof, or
(v)	A foreign government or any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)	A corporation,
(ii)	A financial institution,
(iii)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,
(iv)	A real estate investment trust,
(v)	A common trust fund operated by a bank under Section 584(a),
(vi)	An entity registered at all times during the tax year under the Investment Company Act of 1940,
(vii)	A middleman known in the investment community as a nominee or custodian,
(viii)	A futures commission merchant registered with the Commodity Futures Trading Commission,
(ix)	A foreign central bank of issue, or
(x)	A trust exempt from tax under Section 664 or described in Section 4947.

EACH U.S. SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING WHETHER SUCH U.S. SHAREHOLDER IS EXEMPT FROM BACKUP WITHHOLDING.

If you are exempt from backup withholding you must file a Substitute Form W-9 included in this Letter of Transmittal and Cash Election Form to avoid possible erroneous backup withholding. You must enter your correct TIN in Part 1 of Substitute Form W-9, write "Exempt" in Part 2 of such Form, and sign and date the Form.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interests, dividends, and certain other payments made to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

Penalties

(1)

Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.
(3)	Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

The Agent for the Compulsory Acquisition is:

CIBC  Mellon Trust Company

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500

Toll Free: 1-800-387-0825

E-Mail: inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by Shareholders to the Agent at its respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Compulsory Acquisition.